Exhibit 99.1

TAL Education Group Announces Unaudited Financial Results for the

First Fiscal Quarter Ended May 31, 2020

-Net Revenues up by 35.2% Year-Over-Year

-Income from Operations decreased by 26.8% Year-Over-Year

-Non-GAAP Income from Operations decreased by 7.8% Year-Over-Year

-Total Student Enrollments of Normal Priced Long-term Course up by 72.1% Year-Over-Year

(Beijing–July 30, 2020)—TAL Education Group (NYSE: TAL) (“TAL” or the “Company”), a leading K-12 after-school tutoring services provider in China, today announced its unaudited financial results for the first quarter of fiscal year 2021 ended May 31, 2020.

Highlights for the First Quarter of Fiscal Year 2021

-	Net revenues increased by 35.2% year-over-year to US$910.7 million from US$673.4 million in the same period of the prior year.

-	Income from operations decreased by 26.8% year-over-year to US$35.5 million, from US$48.5 million in the same period of the prior year.

-	Non-GAAP income from operations, which excluded share-based compensation expenses, decreased by 7.8% year-over-year to US$68.8 million, from US$74.6 million in the same period of the prior year.

-	Net income attributable to TAL was US$81.7 million, compared to net loss attributable to TAL of US$16.2 million in the same period of the prior year.

-	Non-GAAP net income attributable to TAL, which excluded share-based compensation expenses, was US$114.9 million, compared to Non-GAAP net income attributable to TAL of US$9.9 million in the same period of the prior year.

-	Basic and diluted net income per American Depositary Share (“ADS”) were US$0.14 and US$0.13, respectively. Non-GAAP basic and diluted net income per ADS, which excluded share-based compensation expenses, were US$0.19 and US$0.18, respectively. Three ADSs represent one Class A common share.

-	Cash, cash equivalents and short-term investments totaled US$2,914.4 million as of May 31, 2020, compared to US$2,219.3 million as of February 29, 2020.

-	Total student enrollments of normal priced long-term course increased by 72.1% year-over-year to approximately 2,956,380 from approximately 1,718,190 in the same period of the prior year.

-	Total physical network increased from 871 learning centers in 70 cities as of February 29, 2020 to 936 learning centers in 90 cities as of May 31, 2020.

Financial and Operating Data——First Quarter of Fiscal Year 2021

(In US$ thousands, except per ADS data, student enrollments and percentages)

	Three Months Ended
	May 31,
	2019	2020	Pct. Change
Net revenues	673,414	910,664	35.2%
Operating income	48,466	35,491	(26.8%)
Non-GAAP operating income	74,550	68,756	(7.8%)
Net (loss)/ income attributable to TAL	(16,156)	81,651	(605.4%)
Non-GAAP net income attributable to TAL	9,928	114,916	1057.5%
Net (loss)/income per ADS attributable to TAL – basic	(0.03)	0.14	(598.4%)
Net (loss)/income per ADS attributable to TAL – diluted	(0.03)	0.13	(578.3%)
Non-GAAP net income per ADS attributable to TAL – basic	0.02	0.19	1041.4%
Non-GAAP net income per ADS attributable to TAL – diluted	0.02	0.18	1045.9%
Total Student Enrollments of normal priced long-term course	1,718,190	2,956,380	72.1%

“The first fiscal quarter revenue results were driven by a solid performance of online courses and the healthy growth of Xueersi Peiyou business,” said Rong Luo, TAL’s chief financial officer. “Our offline business may still face some continued pressure due to the COVID-19 outbreak, but as progress is made in containing the spread of COVID-19, we are working on the gradual resumption of our offline activities across different business segments.”

“We continue to follow the necessary and appropriate guidelines and protect the safety and health of all our students and employees. We believe our business operations are prepared to offer TAL’s services under any circumstance and make any short-term adjustments when needed. We remain fully confident about the market potential of China’s education industry and the general progress towards resumption of regular work and school activities,” Mr. Luo continued.

Financial Results for the First Quarter of Fiscal Year 2021

Net Revenues

In the first quarter of fiscal year 2021, TAL reported net revenues of US$910.7 million, representing a 35.2% increase from US$673.4 million in the first quarter of fiscal year 2020. The increase was mainly driven by an increase in total student enrollments of normal priced long-term course, which increased by 72.1% to approximately 2,956,380 from approximately 1,718,190 in the same period of the prior year. The increase in total student enrollments of normal priced long-term course was primarily driven by the growth of enrollments in the small class offerings and online courses.

Operating Costs and Expenses

In the first quarter of fiscal year 2021, operating costs and expenses were US$880.0 million, representing a 40.3% increase from US$627.4 million in the first quarter of fiscal year 2020. Non-GAAP operating costs and expenses, which excluded share-based compensation expenses, were US$846.8 million, a 40.8% increase from US$601.3 million in the first quarter of fiscal year 2020.

Cost of revenues increased by 44.9% to US$429.5 million from US$296.4 million in the first quarter of fiscal year 2020. The increase in cost of revenues was mainly due to an increase in teacher compensation, rental costs and learning materials. Non-GAAP cost of revenues, which excluded share-based compensation expenses, increased by 45.0% to US$429.2 million, from US$296.1 million in the first quarter of fiscal year 2020.

Selling and marketing expenses increased by 41.0% to US$219.1 million from US$155.4 million in the first quarter of fiscal year 2020. Non-GAAP selling and marketing expenses, which excluded share-based compensation expenses, increased by 39.6% to US$211.2 million, from US$151.4 million in the first quarter of fiscal year 2020. The increase of selling and marketing expenses in the first quarter of fiscal year 2021 was primarily a result of more marketing promotion activities to expand our customer base and brand enhancement, as well as a rise in the compensation to sales and marketing staff to support a greater number of programs and service offerings compared to the same period in the prior year.

General and administrative expenses increased by 31.6% to US$231.1 million from US$175.6 million in the first quarter of fiscal year 2020. The increase in general and administrative expenses was mainly due to an increase of the number of our general and administrative personnel compared to the same period in the prior year and a rise in compensation to our general and administrative personnel. Non-GAAP general and administrative expenses, which excluded share-based compensation expenses, increased by 33.9% to US$206.0 million, from US$153.8 million in the first quarter of fiscal year 2020.

Total share-based compensation expenses allocated to the related operating costs and expenses increased by 27.5% to US$33.3 million in the first quarter of fiscal year 2021 from US$26.1 million in the same period of fiscal year 2020.

Gross Profit

Gross profit increased by 27.6% to US$481.1 million from US$377.0 million in the first quarter of fiscal year 2020.

Income from Operations

Income from operations decreased by 26.8% year-over-year to US$35.5 million, from US$48.5 million in the first quarter of fiscal year 2020. Non-GAAP income from operations, which excluded share-based compensation expenses, decreased by 7.8% to US$68.8 million from US$74.6 million in the first quarter of fiscal year 2020.

Other (expense)/Income

Other income was US$42.1 million for the first quarter of fiscal year 2021, compared to other expense of US$31.3 million in the first quarter of fiscal year 2020.

Impairment Loss on Long-term Investments

Impairment loss on long-term investments was US$2.3 million for the first quarter of fiscal year 2021, compared to US$50.6 million for the first quarter of fiscal year 2020. Impairment loss on long-term investments was mainly due to declines in the value of long-term investments in several investees.

Income Tax Benefit/(expense)

Income tax expense was US$22.0 million in the first quarter of fiscal year 2021, compared to US$2.8 million of income tax benefit in the first quarter of fiscal year 2020.

Net (loss)/Income Attributable to TAL Education Group

Net income attributable to TAL was US$81.7 million in the first quarter of fiscal year 2021, compared to net loss attributable to TAL of US$16.2 million in the first quarter of fiscal year 2020. Non-GAAP net income attributable to TAL, which excluded share-based compensation expenses, was US$114.9 million, compared to Non-GAAP net income attributable to TAL of US$9.9 million in the first quarter of fiscal year 2020.

Basic and Diluted Net (loss)/Income per ADS

Basic and diluted net income per ADS were US$0.14 and US$0.13, respectively, in the first quarter of fiscal year 2021. Non-GAAP basic and diluted net income per ADS, which excluded share-based compensation expenses, were US$0.19 and US$0.18, respectively, in the first quarter of fiscal year 2021.

Cash Flow

Net operating cash flow for the first quarter of fiscal year 2021 was US$799.6 million. Capital expenditures for the first quarter of fiscal year 2021 were US$53.2 million, compared to US$41.4 million for the first quarter of fiscal year 2020. The capital expenditures for the first quarter of fiscal year 2021 was expenditure in relation to our construction project.

Cash, Cash Equivalents, and Short-Term Investments

As of May 31, 2020, the Company had US$2,323.8 million of cash and cash equivalents and US$590.6 million of short-term investments, compared to US$1,873.9 million of cash and cash equivalents and US$345.4 million of short-term investments as of February 29, 2020.

Deferred Revenue

The Company’s deferred revenue balance was US$1,495.4 million, compared to US$968.4 million as of May 31, 2019, representing a year-over-year increase of 54.4%. Deferred revenue primarily consisted of the tuition collected in advance of Xueersi Peiyou small classes and online courses through www.xueersi.com, as well as deferred revenue related to other businesses.

Business Outlook

Based on our current estimates, total net revenues for the second quarter of fiscal year 2021 are expected to be between US$1,077.6 million and US$1,105.0 million, representing an increase of 18% to 21% on a year-over-year basis.

If not taking into consideration the impact of potential change in exchange rate between Renminbi and the U.S. Dollar, the projected revenue growth rate is expected to be in the range of 20% to 23% for the second quarter of fiscal year 2021.

These estimates reflect the Company’s current expectation, which is subject to change.

Conference Call

The Company will host a conference call and live webcast to discuss its financial results for the first fiscal quarter of fiscal year 2021 ended May 31, 2020 at 8:00 a.m. Eastern Time on July 30, 2020 (8:00 p.m. Beijing time on July 30, 2020).

Please note that you will need to pre-register for conference call participation, using the link provided below. Upon registering, you will be sent participant dial-in numbers, Direct Event passcode and unique registrant ID by email.

Conference call registration link: http://apac.directeventreg.com/registration/event/6360713. It will automatically direct you to the registration page of "TAL Education Group First Quarter of Fiscal Year 2021 Earnings Conference Call", where you may fill in your details for RSVP. When you are requested to submit a participant conference ID, please enter the number "6360713".

In the 10 minutes prior to the call start time, you may use the conference access information (including dial-in number(s), Direct Event passcode and unique registrant ID) provided in the confirmation email that you have received following your pre-registration.

A live and archived webcast of the conference call will be available on the Investor Relations section of TAL’s website at https://ir.100tal.com/.

A telephone replay of the conference call will be available through 9:59 a.m. on August 7, 2020, U.S. Eastern time (9:59 p.m. on August 7, 2020, Beijing time, 2020).

The dial-in details for the replay are as follows:

- U.S. toll free:	+1-855-452-5696
- Hong Kong toll free:	800-963-117
- International toll:	+61-2-8199-0299
Conference ID:	6360713

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the outlook for the second quarter of fiscal year 2021, quotations from management in this announcement, as well as TAL Education Group’s strategic and operational plans, contain forward-looking statements. The Company may also make written or oral forward-looking statements in its reports filed with, or furnished to, the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s ability to continue to attract students to enroll in its courses; the Company’s ability to continue to recruit, train and retain qualified teachers; the Company’s ability to improve the content of its existing course offerings and to develop new courses; the Company’s ability to maintain and enhance its brand; the Company’s ability to maintain and continue to improve its teaching results; and the Company’s ability to compete effectively against its competitors. Further information regarding these and other risks is included in the Company’s reports filed with, or furnished to the U.S. Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of this press release, and TAL Education Group undertakes no duty to update such information or any forward-looking statement, except as required under applicable law.

About TAL Education Group

TAL Education Group is a leading K-12 after-school tutoring services provider in China. The acronym “TAL” stands for “Tomorrow Advancing Life”, which reflects our vision to promote top learning opportunities for Chinese students through both high-quality teaching and content, as well as leading edge application of technology in the education experience. TAL Education Group offers comprehensive tutoring services to students from pre-school to the twelfth grade through three flexible class formats: small classes, personalized premium services, and online courses. Our tutoring services cover the core academic subjects in China’s school curriculum as well as competence oriented programs. The Company's learning center network currently covers 90 cities.

We also operate www.jzb.com, a leading online education platform in China. Our ADSs trade on the New York Stock Exchange under the symbol “TAL”.

About Non-GAAP Financial Measures

In evaluating its business, TAL considers and uses the following measures defined as non-GAAP financial measures by the SEC as supplemental metrics to review and assess its operating performance: non-GAAP operating costs and expenses, non-GAAP cost of revenues, non-GAAP selling and marketing expenses, non-GAAP general and administrative expenses, non-GAAP income from operations, non-GAAP net income attributable to TAL, non-GAAP basic and non-GAAP diluted net income per ADS. To present each of these non-GAAP measures, the Company excludes share-based compensation expenses. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of non-GAAP measures to the most comparable GAAP measures” set forth at the end of this release.

TAL believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance and liquidity by excluding share-based expenses that may not be indicative of its operating performance from a cash perspective. TAL believes that both management and investors benefit from these non-GAAP financial measures in assessing its performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to TAL’s historical performance and liquidity. TAL computes its non-GAAP financial measures using the same consistent method from quarter to quarter and from period to period. TAL believes these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making. A limitation of using non-GAAP measures is that these non-GAAP measures exclude share-based compensation charges that have been and will continue to be for the foreseeable future a significant recurring expense in the Company’s business. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables have more details on the reconciliations between GAAP financial measures that are most directly comparable to non-GAAP financial measures.

For further information, please contact:

Echo Yan

Investor Relations

TAL Education Group

Tel: +86 10 5292 6658

Email: ir@100tal.com

Caroline Straathof

IR Inside

Tel: +31 6 5462 4301

Email: info@irinside.com

TAL EDUCATION GROUP

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands of U.S. dollars)

	As of February 29, 2020	As of May 31, 2020
ASSETS

Current assets
Cash and cash equivalents	$1,873,866	$2,323,778
Restricted cash-current	28,084	26,575
Short-term investments	345,457	590,644
Inventory	25,832	32,980
Amounts due from related parties-current	3,642	2,095
Income tax receivables	11,548	15,317
Prepaid expenses and other current assets	207,352	189,219
Total current assets	2,495,781	3,180,608
Restricted cash-non-current	13,235	13,934
Property and equipment, net	366,656	396,599
Deferred tax assets-non-current	79,534	87,610
Rental deposits	72,721	79,629
Intangible assets, net	58,985	77,287
Land use right, net	204,853	199,676
Goodwill	378,913	542,870
Long-term investments	571,601	604,992
Long-term prepayments and other non-current assets	85,275	59,669
Operating lease right-of-use assets	1,243,692	1,326,530
Total assets	$5,571,246	$6,569,404

LIABILITIES AND EQUITY

Current liabilities
Accounts payable (including accounts payable of the consolidated VIEs without recourse to TAL Education Group of 104,231 and 140,300 as of February 29, 2020 and May 31, 2020, respectively)	$117,770	$151,970
Deferred revenue-current (including deferred revenue-current of the consolidated VIEs without recourse to TAL Education Group of 733,253 and 1,362,996 as of February 29, 2020 and May 31, 2020, respectively)	780,167	1,445,072
Amounts due to related parties-current (including amounts due to related parties-current of the consolidated VIEs without recourse to TAL Education Group of 4,264 and 2,838 as of February 29, 2020 and May 31, 2020, respectively)	4,361	2,890
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated VIEs without recourse to TAL Education Group of 470,519 and 558,949 as of February 29, 2020 and May 31, 2020, respectively)	552,650	658,305
Income tax payable (including income tax payable of the consolidated VIEs without recourse to TAL Education Group of 43,233 and 25,402 as of February 29, 2020 and May 31, 2020, respectively)	46,650	19,976
Short-term debt and current portion of long-term debt (including short-term debt and current portion of long-term debt of the consolidated VIEs without recourse to TAL Education Group of nil and 2,383 as of February 29, 2020 and May 31, 2020, respectively)	-	2,383
Operating lease liabilities, current portion (including operating lease liabilities, current portion of the consolidated VIEs without recourse to TAL Education Group of 276,712 and 299,120 as of February 29, 2020 and May 31, 2020, respectively)	304,960	327,360
Total current liabilities	1,806,558	2,607,956
Deferred revenue-non-current (including deferred revenue-non-current of the consolidated VIEs without recourse to TAL Education Group of 833 and 50,339 as of February 29, 2020 and May 31, 2020, respectively)	833	50,339
Deferred tax liabilities-non-current (including deferred tax liabilities-non-current of the consolidated VIEs without recourse to TAL Education Group of 7,197 and 11,977 as of February 29, 2020 and May 31, 2020, respectively)	7,789	12,678
Long-term debt (including long-term debt of the consolidated VIEs without recourse to TAL Education Group of nil and nil as of February 29, 2020 and May 31, 2020, respectively)	261,950	263,000
Operating lease liabilities, non-current portion (including operating lease liabilities, non-current portion of the consolidated VIEs without recourse to TAL Education Group of 883,603 and 950,083 as of February 29, 2020 and May 31, 2020, respectively)	949,919	1,018,471
Total liabilities	3,027,049	3,952,444
Mezzanine equity
Redeemable non-controlling interests	-	1,775
Equity
Class A common shares	133	133
Class B common shares	67	67
Additional paid-in capital	1,675,640	1,699,808
Statutory reserve	82,712	82,632
Retained earnings	786,097	861,177
Accumulated other comprehensive loss	(28,913)	(53,876)
Total TAL Education Group's equity	2,515,736	2,589,941
Noncontrolling interest	28,461	25,244
Total equity	2,544,197	2,615,185
Total liabilities, mezzanine equity and equity	$5,571,246	$6,569,404

TAL EDUCATION GROUP

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands of U.S. dollars, except share, ADS, per share and per ADS data)

	For the Three Months Ended May 31,
	2019	2020
Net revenues	$673,414	$910,664
Cost of revenues (note 1)	296,371	429,515
Gross profit	377,043	481,149
Operating expenses (note 1)
Selling and marketing	155,399	219,077
General and administrative	175,585	231,136
Impairment loss on intangible assets and goodwill	-	304
Total operating expenses	330,984	450,517
Government subsidies	2,407	4,859
Income from operations	48,466	35,491
Interest income	16,087	26,489
Interest expense	(3,124)	(3,596)
Other (expense)/income	(31,331)	42,111
Impairment loss on long-term investments	(50,594)	(2,300)
(Loss)/income before income tax and loss from equity method investments	(20,496)	98,195
Income tax benefit/(expense)	2,759	(22,000)
(Loss)/income from equity method investments	(1,331)	3,340
Net (loss)/income	$(19,068)	$79,535
Add: Net loss attributable to noncontrolling interest	2,912	2,116
Total net (loss)/income attributable to TAL Education Group	$(16,156)	$81,651
Net (loss)/income per common share
Basic	$(0.08)	$0.41
Diluted	(0.08)	0.39
Net (loss)/income per ADS (note 2)
Basic	$(0.03)	$0.14
Diluted	(0.03)	0.13
Weighted average shares used in calculating net (loss)/income per common share
Basic	197,160,090	199,942,865
Diluted	197,160,090	208,308,474

Note 1: Share-based compensation expenses are included in the operating costs and expenses as follows:

	For the Three Months
	Ended May 31,
	2019	2020
Cost of revenues	$247	$264
Selling and marketing expenses	4,040	7,853
General and administrative expenses	21,797	25,148
Total	$26,084	$33,265

Note 2: Three ADSs represent one Class A common Share.

TAL EDUCATION GROUP

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF

Comprehensive (LOSS)/Income

(In thousands of U.S. dollars)

	For the Three Months Ended May 31,
	2019	2020
Net (loss)/income	$(19,068)	$79,535
Other comprehensive loss, net of tax	(34,956)	(25,435)
Comprehensive (loss)/income	(54,024)	54,100
Add: Comprehensive loss attributable to noncontrolling interest	4,178	2,588
Comprehensive (loss)/income attributable to TAL Education Group	$(49,846)	$56,688

TAL EDUCATION GROUP

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF

Cash flows

(In thousands of U.S. dollars)

	For the Three Months Ended May 31,
	2019	2020
Net cash provided by operating activities	$568,464	$792,910
Net cash used in investing activities	(115,840)	(330,549)
Net cash used in financing activities	(140,025)	(9,728)
Effect of exchange rate changes	2,267	(3,531)

Net increase in cash, cash equivalents and restricted cash	314,866	449,102
Cash, cash equivalents and restricted cash at beginning of period	1,263,701	1,915,185

Cash, cash equivalents and restricted cash at end of period	$1,578,567	$2,364,287

TAL EDUCATION GROUP

Reconciliation of Non-GAAP Measures to the Most Comparable GAAP Measures

(In thousands of U.S. dollars, except share, ADS, per share and per ADS data)

m
	For the Three Months Ended May 31,
	2019	2020

Cost of revenues	$296,371	$429,515
Share-based compensation expense in cost of revenues	247	264
Non-GAAP cost of revenues	296,124	429,251

Selling and marketing expenses	155,399	219,077
Share-based compensation expense in selling and marketing expenses	4,040	7,853
Non-GAAP selling and marketing expenses	151,359	211,224
General and administrative expenses	175,585	231,136
Share-based compensation expense in general and administrative expenses	21,797	25,148
Non-GAAP general and administrative expenses	153,788	205,988

Operating costs and expenses	627,355	880,032
Share-based compensation expense in operating costs and expenses	26,084	33,265
Non-GAAP operating costs and expenses	601,271	846,767

Income from operations	48,466	35,491
Share-based compensation expenses	26,084	33,265
Non-GAAP income from operations	74,550	68,756

Net (loss)/income attributable to TAL Education Group	(16,156)	81,651
Share-based compensation expenses	26,084	33,265
Non-GAAP net income attributable to TAL Education Group	$9,928	$114,916
Net (loss)/income per ADS
Basic	$(0.03)	$0.14
Diluted	(0.03)	0.13
Non-GAAP net income per ADS
Basic	$0.02	$0.19
Diluted	0.02	0.18

ADSs used in calculating net (loss)/income per ADS
Basic	591,480,270	599,828,595
Diluted	591,480,270	624,925,422
ADSs used in calculating Non-GAAP net income per ADS
Basic	591,480,270	599,828,595
Diluted	618,664,848	624,925,422